# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Metals Royalty Co Inc., CIK 0002087398
CUSIP: 591322102
Title of class of securities: Common shares without par value
Address of issuer's principal executive offices: 1900 DOME TOWER, 333 7TH AVE SW, CALGARY, British Columbia Canada (A1), T2P 2Z1
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002122616

## Reporting persons
- Paes-Braga Brian: type of reporting person: individual (IN); citizenship or place of organization: British Columbia Canada (A1); sole voting power 13,972,630; shared voting power 0; sole dispositive power 13,972,630; shared dispositive power 0; aggregate amount beneficially owned 13,972,630 (25.4% of the class)
  Comment: The percent of Common Shares beneficially owned by the Reporting Person was calculated based on 55,061,113 Common Shares issued and outstanding as described in the issuer's Registration Statement on Form 20-F filed with the Securities and Exchange Commission on April 27, 2026.

## Item 1. Issuer
Name of issuer: Metals Royalty Co Inc.
Address of issuer's principal executive offices: 1900 DOME TOWER, 333 7TH AVE SW, Calgary, AB, T2P 2Z1.

## Item 2. Person Filing
Name of person filing: Brian Paes-Braga, Chief Executive Officer and Chairman of the Issuer.
Address of principal business office or, if none, residence: 1900 DOME TOWER, 333 7TH AVE SW, Calgary, AB, T2P 2Z1.
Citizenship: BRITISH COLUMBIA, CANADA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 13,972,630
Percent of class: 25.4%
Sole power to vote or to direct the vote: 13,972,630
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 13,972,630
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Paes-Braga Brian: /s/ Brian Paes-Braga, Brian Paes-Braga (05/15/2026)